DIREXION HILTON TACTICAL INCOME FUND INSTITUTIONAL CLASS (HCYIX)

A SERIES OF THE DIREXION FUNDS

Supplement dated May 25, 2016
to the Summary Prospectus and Prospectus each dated December 29, 2015

       The Board of Trustees of the Direxion Funds has approved a reduction in the initial purchase amount from $250,000 to $50,000 for the Institutional Class shares of the Direxion Hilton Tactical Income Fund (the ?Fund?), effective June 1, 2016.

       Effective June 1, 2016, in the tables on pages 6 and 19 of the Fund?s Summary Prospectus and Prospectus, respectively, references to the minimum investment amount for Institutional Class accounts are hereby replaced with $50,000.

       The paragraph titled ?Automatic Investment Plan? under the ?Account and Transaction Policies? section on page 22 of the Fund?s Prospectus, is replaced with the following:

Automatic Investment Plan. For your convenience, the Fund offers an Automatic Investment Plan (?AIP?). Under the AIP, after you make your initial minimum investment of $2,500 for Class A and Class C shares, and $50,000 for the Institutional Class, you authorize the Fund to withdraw the amount you wish to invest from your personal bank account on a monthly basis. The AIP requires a minimum monthly investment of $100. If you wish to participate in the AIP, please complete the ?Automatic Investment Plan? section on the account Application or call the Fund at (800) 851-0511 if you have any questions. In order to participate in the AIP, your bank or financial institution must be a member of the ACH network. The Fund may terminate or modify this privilege at any time. You may change your investment amount or terminate your participation in the AIP at any time by notifying the Fund's transfer agent by telephone or in writing, five days prior to the effective date of the next transaction. A fee, currently $25, will be imposed if your AIP transaction is returned.

       In addition, the paragraph titled ?Low Balance Account ? Institutional Class Shares? under the ?Account and Transaction Policies? section on page 24 of the Fund?s Prospectus, is replaced with the following:

Institutional Class. If your total account balance falls below $50,000 due to withdrawals, your shares automatically may be converted to Class A shares of the Fund. We will inform you in writing 30 days prior to such conversion. The Fund will not convert your shares if your account value falls due to market fluctuations.

For more information, please contact the Fund at (800) 851-0511.

Please retain this Supplement with the Summary Prospectus and Prospectus